

Azure Printed Homes
3,741 followers
Visit website
1w · 🌐

Join us live on Feb 24 for an Investor Q&A with Azure Printed Homes' CEO, Gene Eidelman.

We'll cover how Azure prints homes in 24 hours, current traction, and plans to scale production to meet growing demand.

Reserve your spot and bring your questions: https://lnkd.in/eY_abKfX

#PropTech #AffordableHousing #RealEstateInvesting

MicroVentures / StartEngine / Netcapital / Wefunder

$62M ORDER PIPELINE FOR OUR HOMES.

JOIN OUR WEBINAR TO LEARN MORE ABOUT CLAIMING YOUR STAKE IN AZURE.

SIGN UP TODAY

CEO GENE EIDELMAN
WEBINAR HOST

azure printed homes

 8

1 repost

 

👍 Like · 💬 Comment · 🔁 Repost · ➤ Send